

May 29, 2012

Via E-mail
Mr. David A. Brearton
Executive Vice President and Chief Financial Officer
Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, Illinois 60093-2753

> **Re:** **Kraft Foods Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12B**
> **Filed May 14, 2012**
> **File No. 1-35491**

Dear Mr. Brearton:

We have reviewed your amendment and your letter dated May 14, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

1.	We note your disclosure regarding the 2012-2014 Restructuring Program generally, including your reference on page 64 to "severance, asset disposals and other manufacturing-related one-time costs" and your statement on page 52 that this restructuring "is not directly related to the Spin-Off in its entirety and will continue after the Distribution Date." Please disclose the objectives of the 2012-2014 Restructuring Program as they pertain to your company.

<u>Non-GAAP Financial Measures, page 94</u>

2.   We note your presentation of a non-GAAP measure labeled "underlying operating income" on page 96. Please select an alternate label for your non-GAAP measure to comply with Item 10(e)(1)(ii)(E) of Regulation S-K.

3.   We note your presentation of a non-GAAP measure labeled "adjusted free cash flow" on page 96. Clarify for us why you believe excluding the taxes paid on your frozen pizza divestiture from your non-GAAP measure is appropriate given the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lily Dang (Staff Accountant) at (202) 551-3867, or Jenifer Gallagher (Staff Accountant) at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director